

Mail Stop 4720

June 30, 2016

Via E-mail
Luis Carlos Trabuco Cappi
Chief Executive Officer
Bank Bradesco
Cidade de Deau S/N
Vila Yara, 06029-900
Osasco – SP, Brazil

> **Re:** **Bank Bradesco**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 001-15250**

Dear Mr. Luis Carlos Trabuco Cappi:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Item 3.D. Risk Factors, page 8

1. On page 64, you indicate that securities sold subject to repurchase agreements accounted for 49.1% in 2015, 54.9% in 2014 and 55.3% in 2013 of your other funding sources. The securities sold subject to repurchase agreements of R$222,291 million represent almost 2.5 times your total capital at December 31, 2015. You go on to disclose that these repo purchases are usually short-term and the availability of funding can be volatile in terms of volume since they are directly impacted by market liquidity. In your next relevant filing, provide disclosure discussing the risk to Bank Bradesco from funding its operations relying

on this funding source.  Please also discuss the extent to which the value and perception of Brazilian government securities can impact the availability of repurchase funding.

Item 5.A.  Operating Results

Income Tax and Social Contribution, page 120

2.  Please tell us, and revise future filings, to more clearly disclose and explain the material factors that contribute to the income tax and social contribution for the period.  Please explain and quantify in more detail the following:

- The net tax credit of deferred liabilities of R$2,341 million in 2015; and
- The other tax credit of R$7,621 million in 2015.

Please be clear and specific in your response and include sufficient detail so that users of your financial statements will be able to understand these material adjustments to the effective tax rate in 2015.  Refer to the disclosure requirements in IAS 12 starting at paragraph 79.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions on the comments above. You may contact Joshua Dilk at (202) 551-3427 or Chris Windsor at (202) 551-3419 if you have any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services